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INVEST IN **BUNCH BIKES**

Reliable Electric Front-Load Family Cargo Bikes (AS SEEN ON SHARK TANK, twice!)

bunchbike.com Denton, TX

Highlights

1. $13.5M lifetime revenue. 2.3M revenue in 2024. Profitable EBITDA since 2023 & positioned for growth.

2. Shark Tank-backed with investment from Barbara Corcoran & Robert Herjavec.

3. Thousands of passionate customers; 8 years of reviews averaging 4.93 / 5 stars.

4. Coming June 2025: Exclusive partnership with Pedego: America's largest e-bike retailer.

5. 300+ Test Ride and Rental Locations across U.S. / Canada.

6. Resilient, diversified supply chain, preemptively sourced to reduce tariff exposure.

7. Consistent R&D efforts, creating new models & patent-pending accessories.

Featured Investors



Barbara Corcoran - Shark tank

Invested $50,000

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Founder of The Corcoran Group & Shark and Executive Producer on ABC's "Shark Tank"
barbaracorcoran.com

"You know what sold me on Bunch Bikes? I saw how this entrepreneur handles pressure. Aaron doesn't crumble, he gets creative. He has the scrappy determination that it takes to succeed in business."



Robert Herjavec - Shark Tank

Invested $50,000

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Founder of Cyderes & Shark and Executive Producer on ABC's "Shark Tank"
robertherjavec.com

"I love Bunch Bikes, my kiddos love Bunch Bikes, even the dogs love them! Great product (I've been a customer since 2020) and a great team behind the vision. Excited for what's in store!"



Jared Monk

Invested $50,000

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Syndicate Lead

Texas born and Notre Dame educated. Father of 5 and a full time dad after 18 years as a chemical engineer in the energy sector.

"My family felt called to invest and support Bunch on their journey to redefine family transportation. We have had our Bunch for just over two years now and biked nearly 5,000 miles! We utilize our Bunch daily to get the kids to and from school, sports practices and the beach. We skip the school drop off line, deliver baseball gear and players direct to the dugout and are never looking for a beach parking spot in the summer. The Bunch is a high quality bike and a fixture in our family."

Our Team



Aaron Powell Founder & CEO

A lifelong bike enthusiast and dad of 2, Aaron sold his previous e-commerce business to start Bunch Bikes in 2017. He's made it his mission to share the joy of family biking with North America.



Lelac Almagor Director of Community

Lelac wasn't a cyclist when she bought a Bunch to get around DC with her own 3 kids. She fell in love with the bike life, became an avid local advocate, then joined our team in 2022. Her passion is making family biking more accessible and widespread.



Elliot Minick Product Manager

A bike industry veteran of 15 years, Elliot was the first person to believe in Bunch Bikes' vision, joining the team in 2017. He brings his deep technical expertise and passion for innovation to every aspect of our bikes.

Let's Roll: Join the Ride of a Lifetime with Bunch Bikes!

Hi, I'm Aaron, the founder of Bunch Bikes. You might remember me from Shark Tank (twice!) as the middle school band teacher-turned-entrepreneur! After 8 years in business, we're now opening things up to our community to truly become a part of Bunch Bikes and join us on our next big adventure...


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So let me take you on a journey—a journey that started with a simple desire to solve a problem for my family and evolved into a mission to normalize family biking in North America.

HOW IT STARTED

In 2016, my wife and I were expecting our second child. Until then we'd managed to live a mostly car-free lifestyle, biking our daughter around on the back of my road bike and bike-commuting to my job as a middle school band teacher. I knew we would quickly need a safer and more practical solution for our growing family.



Fond memories taking bike rides with my daughter, before we had a Bunch Bike.

While escaping the Texas heat, it was during our 2016 summer vacation to Sweden that we fell in love with the Scandinavian bike culture. This marked the very first time I laid eyes on a 3-wheel box cargo bike - and they were EVERYWHERE!



Seeing cargo bikes at a bike shop in Sweden.

I had been a bike enthusiast for years by that point, but had never seen such a thing before and absolutely needed to get one for my family. However, upon returning home to Teas, I realized that these incredible cargo bikes were virtually impossible to find in the United States. My dream was crushed... until I decided to change things!

WHAT WE'VE BUILT

Off to a Hot Start

After leaving my teaching job, I'd successfully started and sold an ecommerce company around that same time in 2016. I was looking for the next opportunity when it all fell into place. I realized there must be more families in the United States who, like my family, wanted to have a more bike-centric lifestyle. This cargo bike posed a massive opportunity for this untapped market.

Driven by my passion and determination, I decided to dive in headfirst. I worked with a factory overseas and **received the first Bunch Bikes prototype in 2017, 5 days before my son was born.**





My son's first Bunch Bike ride at 5 days old! He just turned 8 years old and has enjoyed a ride in a Bunch Bike nearly every day of his life.

I knew immediately that I was onto something once I had that prototype riding around the neighborhood. I couldn't make it down the street without people stopping me to ask me about the bike, taking pictures, etc. The excitement was palatable, and I felt like a local celebrity!* From there, I started taking pictures of my family riding the bike around town and sharing them on Instagram. Slowly but surely, a cult-like following was starting to form!

**It wasn't just me! This celebrity-like "Bunch Effect" is an experience shared by many of our customers to this day.*

Having some holiday fun and getting lots of neighborhood attention with our first prototype!

I launched the website in July 2017 and managed to **sell an entire container of bikes entirely on pre-orders.** This wild idea I had apparently had legs (err... I mean wheels!) and we hit the ground running!





Shipping out SO MANY Bunch Bikes from our first warehouse. We were blown away!

Growing Pains

Everything was going great and I had the confidence to sign a multi-year lease with a big warehouse. Bunch Bikes sales grew exponentially, we had no issues, and we lived happily ever after!

Well… it wasn't quite so smooth.

I started Bunch Bikes with the vision of making family cargo bikes accessible and affordable to families like my own. But what I didn't realize at the time was that when you try to achieve affordability at a small scale, in exchange you get major quality problems. Turns out, making electric bikes is hard. Really, *really* hard.

But since day one, the #1 core value both personally and for Bunch Bikes has been: “Always do the right thing.” That meant delivering a good bike to the customers who had trusted me with their business and sorting out the issues.

With this core value in mind, I made my first hire who I’m proud to say is still with us today! Elliot is a bike whiz and I knew he would bring in the technical expertise that we needed. Together we also hired a manufacturing consultant to help me fix our quality issues. Over the next year, we addressed the quality problems on the first container of bikes I’d purchased. This had a massive financial impact to the business, requiring me to take out a 6-figure personally guaranteed loan to replace faulty parts and frames.

I then traveled to China to find a factory with higher quality standards and processes in place. It was during this challenging time that wound up finding the manufacturing partner that we still use today. Their production costs were a lot higher but, when it comes to factories (like so many things in life) you get what you pay for.





Our new factory leverages cutting-edge automation and robotics to ensure excellent quality in every Bunch Bike we build.

The Pandemic

So it's now March 2020 and things are looking up. We have a new factory, a much-improved "2020 edition" bike with Tektro hydraulic brakes and 500w motor, and we've raised the price on the bike due to our enhanced focus on quality and reliability instead of trying to make it "as cheap as possible". The bike is well received both by customers and glowing press coverage. I started running some ads on Facebook and Instagram for the first time and they have an amazing return on investment. And then, as we all know, the world stopped.

COVID-19 hits and the looming government-mandated shutdowns put a serious sense of fear into businesses like mine. Our website sales ground to a halt and with just two weeks of cash in the bank, I gathered up my employees at the time and shared the situation with them. The outlook was bleak...

But it was at this time my very first investors joined the company. My mom invested $10,000 to cover two weeks of payroll. And then my sister did the same.



My mom and I enjoying a Bunch Bike ride!

Riding into Shark Tank

While there was so much sadness surrounding the effects of the pandemic, it did turn out to be an incredibly positive driver for bicycle sales. We went from 0 to 100mph overnight. Instead of being out of cash to pay the rent, we completely sold out of all of our bikes. My business pitch to investors was able to tell a whole new story! Instead of "Please help my family bike company from going out of business" it was more like, "e-bikes are the hottest thing since sliced bread! Help us buy more inventory ASAP!" I had no trouble getting meetings set up with investors.

Speaking of investors... It was during the height of the country's pandemic-fueled bike obsession that a Shark Tank producer responded to my online application. I'd filled it out just a few months prior so that an eager employee (and world's #1 Shark Tank fan) would stop asking me about it.


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The biggest challenge in selling a product that no one knows exists, is that no one knows it exists. Shark Tank provided an amazing opportunity to both 1) show 5 million people what a cargo bike is, and 2) get some investors to help us with our inventory problem. So I focused all of my efforts on preparing for these Shark Tank auditions and wound up getting a chance to appear on the show! That is... after a 14-day solo quarantine in a 10x10 hotel room, of course!



Shark Tank Quarantine: Day 10. I was equally excited to film and to see people again!

My preparation was thorough and took me from “I have literally never watched this show before” all the way to “I have seen every episode and have an answer to every question ever asked!” I had a great experience, sounded like I knew what I was talking about (mostly) and flexed my negotiation skills, managing to close a deal with Barbara Corcoran.




I
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Barbara is a wonderful and very supportive partner. I'm so glad we struck a deal!

There was even more Bunch Bikes love behind the scenes during the taping. During the first 10 minutes with the Sharks, Mr. Wonderful and Daymond John were going on and on about how much they LOVED the bike. In fact, Daymond John wound up sending an assistant to find me after the taping to buy the bike I'd brought on set! How awesome is that?!

Supply Chain Chaos

Everything was going great in "Hollywood" but with my attention devoted to Shark Tank prep, I'd taken my eye off the ball at Bunch Bikes. I wasn't aware of the quickly devolving global supply chain situation.

The Tektro brakes we loved so much? Order now, and we can get some in 36 months – sadly that's *not* an exaggeration.

You want bikes? Order now and get them in a year and a half.

The issues went on. Although these problems were largely out of my control, I did my best to get enough investors on board quickly to stay in stock almost all of 2020 & 2021 - which is more than a lot of bike companies can say.

Shark Tank Calls Again!

It was 2021 when Shark Tank came calling again! They wanted me to film an update segment showing how Bunch Bike was doing today! This was a chance for us to tell the story about how Robert Herjavec (the only Shark *not* on my panel) also became an investor in Bunch Bikes. Are you wondering how in the heck that happened?!

Long before even applying to be on Shark Tank, Robert Herjavec saw a Bunch Bike ride in front of his house! He immediately looked up the website and sent an email asking to purchase 2 bikes to ride with his 4-year-old twins.

I responded that I would give him one of those bikes for free in exchange for a phone call to get some business advice. Fun fact: He is as nice in real life as he is on the show (nicer actually), and more importantly, a *really* sharp businessman. I'm still following his advice five years later.


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Robert from Shark Tank enjoying a Bunch Bike ride with his family.

When the Shark Tank audition process came along, the producers thought it wouldn't be fair for Robert to be on the panel given he already was a big personal fan of the product and business behind it. After filming, an expanded deal was formed when Robert asked Barbara if he could go 50/50 on the deal made on-air. They proposed that to me out of the blue, and I happily accepted! Two Sharks for the price of one? Yes, please!



2 Sharks for the price of one! Go Bunch Bikes!

Growth, Growth, and more Growth

With two Shark Tank episodes getting re-run on primetime TV multiple times a year for the last 4 years, we've generated a lot of awareness in America not only for Bunch Bikes, but for e-bikes and cargo bikes in general as well. Along with fresh funding from investors and COVID loans from the Small Business Administration (30-years at 3.75% interest, no less!), Bunch Bikes was ready to scale. I signed a 3-year lease on a brand new shiny warehouse. I hired a C-level operations executive, a product development manager, an industrial designer, and more mechanics. As we'd come to find out, COVID and Shark Tank played a big part in the sales spikes of the previous years and sustaining that level of growth would take more capital and some creative thinking!

Bike Industry Faced Challenges

The end of 2021 marked the peak of industry sales for the bike industry. We didn't know it at the time, but from 2022-2023, the demand for bikes would slowly drop back down to pre-COVID levels. Despite the fact that we (and every other bike company) had literal years of inventory commitments on order based on our hockey stick projections.

We'd increased our overhead costs dramatically in anticipation of continued hockey-stick growth that didn't materialize. I tried lots of different things for a year and a half to reverse the trend and get things going again, but nothing seemed to work. The pandemic-induced bike frenzy was coming to a halt. In 2022, faced with the choice of running out of cash or right-sizing the ship, I had to make the hardest choice I've made in business. I needed to immediately reduce our expenses and get them in line with the actual revenue that was coming in, and that meant laying off all of our new staff and abandoning a couple of big product development projects we had underway.

Those were tough (seriously, painful!) calls to make but they allowed Bunch

Those were tough (seriously, painful!) calls to make but they allowed Bunch Bikes to carry on for customers new and old. From mid-2022 until the end of 2023, interest rates were rising and the economy wasn't booming like it had been. I shifted from pedal-to-the-metal growth to a focus on healthy sustainability and operating profitably.

We streamlined our internal processes, allowing us to do more with less. We focused on improving our bike, especially in the areas where we had had to compromise when components we wanted were difficult or impossible to purchase. The work paid off. We ended 2023 with a positive EBITDA and now have a solid base established. With lessons hard learned, we're ready to grow the *responsible* way this time around!



Bunch Bike - EBITDA
Thousands
$400
$200
$-
$(200)
$(400)
$(600)
$(800)
2022A
2023A
2024A
2025P
EBITDA
$(654,824)
$61,661
$46,726
$283,689

Future projections are not guaranteed.

In 2025, global trade has been disrupted by newly imposed tariffs on imports from China — with additional reciprocal tariffs affecting other countries. While a significant portion of our components are sourced from China, we anticipated this risk. Ahead of the 2024 election, I proactively visited factories in multiple regions to evaluate and secure alternate supply partners.

We'll see some short-term impact on bikes already in production, but by the end of this year, we expect to have backup suppliers in place. This diversified supply chain should not only protect us from future disruptions but also give us more control and flexibility going forward.

WHERE WE'RE GOING

Looking Ahead: Changing How America Moves

So what's next for Bunch Bikes?

Last Summer, we launched the Bunch 4+ - **the only UL-2849 certified family cargo trike in America**. With more powerful brakes, and a more natural and intuitive electric assist system, among other improvements, it's our best bike yet. But there's still work to do.

The next generation bike, along with **multiple patent-pending accessories**, is in development now, designed for what we know is our core customer: families using Bunch Bikes as a true car alternative for daily transportation. We want to partner with you, our crowdfunding investors, to address your specific pain points in our next bike. Together, we can aim to make the Bunch Bike of 2026 and beyond be the **most reliable, family friendly electric cargo bike in the world.**



Meanwhile, our customer base continues to grow even stronger with **more than 300+ families nationwide** joining our test ride ambassador network. A big purchase decision like this isn't taken lightly and many want to give it a spin before moving forward. Thanks to our passionate community, our ambassador program became its own test ride network with Bunch Bike owners allowing prospective customers to come and try out their bikes! With the help of our own super-fan-turned-Director-of-Community Lelac Almagor, our "Bunch Squad" local test ride network continues to grow past 300+ members and counting..


your city, state, or zip/postal code
Our 5yo has special needs and our 7yo is a master negotiator. We've...
Roger
Tulsa, OK
We decided to get a Bunch for my wife during the week so that she...
Edmonton
Saskatoon
Calgary
Regina
Winnipeg
Bismarck
Pierre
Boise
OREGON
WYOMING
UNITED STATES OF AMERICA
Charlottetown
Halifax
Washington
Las Vegas
Oklahoma City
Memphis



Hans
Bella Vista, AR
Having the bunch is such a treasure- we use it everyday. Its...
Leah
Springfield, MO
My husband wasn't on board with the cost, but after a weekend rent...
Phoenix
Dallas
Jackson
Atlanta
Hamilton
San Antonio
New Orleans
Chihuahua
Tampa
Monterrey
Golfo de México
MÉXICO
BAHAMAS
CUBA
Guadalajara
Cancún
Ciudad de México
REPÚBLICA DOMINICANA
JAMAICA
Acapulco
GUATEMALA
NICARAGUA
CURAÇAO
Cartagena de Indias
Valencia
COSTA RICA
PANAMA



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Our 300+ Bunch Squad members give test rides for prospective customers.

This year, there's some BIG news. We're going beyond our online (DTC) roots and expanding into retail! I'm beyond excited to announce the start of our partnership with **Pedego Electric Bikes, America's largest e-bike retailer**. This expansion increases Bunch's brand footprint to physical locations and gives families a chance to experience Bunch Bikes in person, introducing many to the joy of cargo biking for the first time.

Most families still don't know this incredible way to ride exists. Changing that is our biggest opportunity – and exactly why we're raising capital now.


PEDEGO
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Bunch Bikes launching in Pedego E-bike Stores in 2025.

Every day, new customers are experiencing the magic of receiving a Bunch Bike for the first time. The future I see for North America is one where family biking isn't such a rarity, but a normal and celebrated part of our communities. In 2017, few people had even heard of an "e-bike." In fact, using one was often referred to as "cheating!" Today, while e-bike awareness has grown, many still haven't had the thrill of riding one themselves. Looking towards the future, the outlook for the e-bike industry is incredibly promising. Bunch Bikes is dedicated to continuing our mission of making biking accessible, safe, and fun for families everywhere.

Now we have an exciting opportunity for our community (that's you!) to be a part of this journey. The same customers who have had their family lives changed by the Bunch Bike, just as my family's life was changed.

Why Invest in Bunch Bikes Now

- **We're already profitable.** After years of growth and reinvestment, we've hit profitable EBITDA and have been running a healthy, sustainable business since 2023 with a passionate community driving our movement forward.
- **We're expanding into hundreds of retail stores** — unlocking national visibility and in-person access.
- **We're innovating fast.** New product development is underway to deepen our leadership in family-focused biking.
- **We've de-risked our supply chain.** We've proactively built backup sourcing options beyond China to reduce tariff exposure and improve resilience.
- **We're riding a massive market shift**. The e-bike market is projected to grow 2x over the next five years.

This is a chance to invest in a business that's proven, values-driven, and positioned to scale. Our mission isn't just to sell bikes, it's to **redefine family transportation** in the U.S.

By investing in Bunch Bikes today, you're helping bring this future to life — one family, one ride at a time.

Let's roll!

Aaron Powell

Founder & CEO

Bunch Bikes


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INVESTOR PITCH DECK:


Outside
Best E-Bike 2022
SHARK TANK
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Crowdfunding Campaign 2025

Executive Summary

Bunch Bikes is at an inflection point in its lifecycle, looking to raise capital to support its accelerated growth entering retail in 2025, after successfully reaching profitability and solidifying its operation processes and supply chain relationships.



First Mover

Founded in 2017, Bunch Bikes was one of the first movers in bringing electric front-load family cargo bikes to North America to serve an until-then overlooked market, allowing families to enjoy quality time together during commutes or weekends alike.



Strong Visibility

Successful Shark Tank appearance in 2021 brought on Barbara Corcoran and Robert Herjavec as investors, in addition to expanding Bunch's brand presence nationwide with multiple episode reruns per year and other accolades, such as being named a best e-bike of 2022 by Outside Magazine.



Responsible Growth

With $13MM in lifetime sales and achieving profitable EBITDA in 2023, management has shown a responsible approach and skillful ability to be conservative while maintaining and growing revenue, throughout the global pandemic and external trade policy uncertainties.



Strategic Expansion

A new, exclusive partnership with Pedego, America's largest e-bike retailer, marks a pivotal moment where Bunch will become omnichannel and capitalize on the brand awareness acquired thus far to accelerate its growth in physical stores and take leaps forward towards its $100MM serviceable obtainable market.

The Problem






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Family Struggles

Families are struggling to find reliable, enjoyable ways to spend **quality time together** amidst busy schedules and stressful urban commutes.

Lack of Quality

The world lacks a front-load cargo trike with the quality and **reliability** needed for everyday family use.

Overlooked Demographics

Industry incumbents ignore less experienced cyclists (parents & 50+) who need reliable and **user-friendly** cargo trikes. Additionally, families with medical or adaptive needs see biking together as impossible.

A front-load cargo trike with "car replacement" quality and reliability that lets you enjoy the family time you need? That's where we come in!

Bunch Bikes creates a world where family biking is *the norm*, not the exception.


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Here are our three foundational pillars:



Innovation

Transforming the family biking experience with customer-centric innovation for front-loading cargo bikes.



Reliability

Making outdoor adventures accessible for all with high-quality, reliable cargo trikes that ensure safety and comfort for everyday family use



Community & Inclusion

Building a wildly passionate community of families who enjoy the freedom and joy of biking together, including those with medical or adaptive needs.

Meet Bunch Bikes

2011
Band teacher turned cyclist
Founder Aaron started commuting to work by bike as a school band teacher.

2017
Market Entry
One of the first to bring electric front-load family cargo bikes to North America with a direct-to-customer model.

2017
Bunch Bikes Founded
Visited Sweden/Denmark and discovered front-load cargo bikes, wanted one for the family and **started Bunch Bikes.**

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2018
The Preschool
Introduced **The Preschool**, inspired by Swedish daycare bikes, popular with daycares and large families.

2019
The K9 bark
Partnered with **Bark** for The Bark dog bike, leading to The K9, **the first cargo bike in America made for dogs.**

2020
Demand Surge
Launched 2020 edition bikes, **demand surged** during the pandemic which ultimately required us to navigate serious supply chan issues.

2021
SHARK TANK
Shark Tank Success
Secured a deal on **Shark Tank** with Barbara Corcoran and Robert Herjavec, boosting visibility.

2022
Inclusion Program
Started program to **serve a diverse set of medical and adaptive needs at no charge** for all to enjoy family biking together.

2022
Bunch Squad Launched
Started our ambassador test-ride network, now with **over 300 members.**

Media Recognition
SHARK TANK
Re-aired on a Shark Tank update and **named one of the best e-bikes by Outside Magazine.**

2023
Sales Milestone
Achieved **$10 million** in Bunch Bikes sold.

2024
UL
Bunch 4 Model
First family cargo trike in America to adopt the UL-2849 standard, the Bunch Bike 4 model with numerous quality improvements.

Present Day
Retail Partnership
Launching **a major partnership with Pedego**, expanding footprint and driving revenue growth.


Our Bikes
Safety First
We use quality components and fully assemble and test each bike in our warehouse in Texas. The only UL-2849 certified family cargo trike in America.
The Minivan of Bikes
Holds 4-6 kids in front so you can talk, laugh, sing, and enjoy the ride together!
Powerful Electric Assist
With 500w of power, your family will soar - even uphill, even fully loaded!
Trike Stability
Three wheels make the bike easy to start, stop, and handle, even for beginners.
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Bunch Bikes Confidential
6

Roads of Opportunity

$44.9 Billion
Global E-Bike Market
Total Available Market

$2 Billion
Potential U.S. Cargo Bike Market
Serviceable Available Market

$100 million
Bunch Potential Market
Serviceable Obtainable Market



E-Bikes Leading Growth in Bicycle Industry



Untapped Front-Load Category of Family/Cargo Options



Significant Growth Potential as E-Bikes Still An Emerging Market

Sources:
*https://www.grandviewresearch.com/industry-analysis/us-e-bike-market-report#:~:text=b
*https://blog.bccresearch.com/top-5-players-in-the-global-e-bike-industry#:~:text=E%2DBike%3A%20Global%20Markets,11.6%25%20from%202023%20through%202028

Sizing Up the Competition


Price (Premium)
christiania bikes america
• Average specs
• Imported from EU, so high price
• Limited to 250w power due to EU regulation
BABBOE
• 2024 - Recalled 30% of all bikes ever produced.
• Not currently available in U.S.
• Limited to 250w power due to EU regulation
bunch (Future)
• Aiming to be the most reliable family cargo trike for daily family use.
ferla
• Primarily focused on bikes for commercial use
• Reputation for poor customer support
bunch (Current)
• Only UL-2849 certified family cargo trike in Amercia
• Better than average specs
Low Reliability /Quality
High Reliability /Quality
Integral
• Basic specs
• New unknown startup
VIRTUE CYCLES
• Cheap as possible budget bike with budget specs
Price (Budget)

Gearing up for Success

Faced with pandemic-driven market volatility and supply challenges, we strategically shifted from aggressive growth to a focus on profitability and returned to a positive EBITDA. With this fundraise, we'll be well positioned to capitalize on the biking market as it rebounds.

$13M achieved in lifetime sales and profitable EBITDA by 2023, showing management's ability to adopt a conservative financial approach without harming revenue, supporting our future growth.

300+ Test-Ride and Rental locations

2 Patents pending

★★★★★ 4.9/5 Stars from hundreds of customer reviews

Perfect Purchase

I have had my Bunch Bike for only one month and in that time **it has completely transformed the way my family and I get around**. I am so thankful we made this purchase. It has gotten us out of the house more often. This bike is a full car replacement and it costs less than just the options would on a new car.

JUSTIN F.

My new minivan!

I've had it for two weeks now, and not looking back! **This will be my new vehicle.** If you are looking into stable, zippy, crazy-awesome cargo bike, this is the winner.

MIKHAIL T.

A Whole New World

This bike is absolutely amazing. It is so fun, and our girls love it. It saves at the gas tank, is easy to ride, and more. It's an amazing bike. It's one of those things you hope will be great and **it has exceeded that and has made our life better**. 10/10 highly recommend.

TYLER S.

Pedaling Forward

2025	2026	2027
Distribution partnership with Pedego Electric Bikes	Further expansion into the Pedego store network	Expansion into independent bike dealers nationwide
Supply chain diversification strategy to reduce reliance on China	Introduce an innovative infant/toddler seat with integrated suspension (patent pending).	Rental partnerships in Hospitality for product discovery and customer acquisition
	Launch an upgraded, higher-quality version of our flagship bike, featuring a more powerful motor and enhanced reliability, with all components optimized for parents using the bike for daily transportation.	


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PEDEGO
ELECTRIC BIKES

Partnership


PEDEGO
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Launching June 2025

- Exclusive retail partnership with Pedego, America's largest e-bike retailer with 160+ locations.
- Significantly increases brand presence, enabling opportunities for in-person test rides nationwide, which accelerate consumer adoption in person and online, symbiotically.


Meet the Team
Aaron Powell
CEO
(OPs / Strategy / Finance)
Corp-Level Strategy
Finances
Internal Operations
Legal & Governance
Lelac Almagor
Director of Community
(Marketing / Sales / Product Design / Partnerships)
• Bunch Mom since 2019.
• Rides her Bunch Bike 10,000+ miles per year
Sales
Marketing
Partnerships
Elliot Minick
Product Manager
(Bike Development / Tech Wizard)
• 15 years of bike industry experience
• Bunch Bikes employee #1 (hired in 2017)
Product
Compliance
Quality

Notable Investors

Barbara Corcoran
- Shark Tank Investor since 2021

Robert Herjavec
- Bunch Bike customer since 2020
- Shark Tank Investor since 2021

Unit Economics

Strong Contribution Margins Driving Sustainable Growth


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Gross Revunue
Cost of Goods*
Direct Labor
Postage & Delivery
Processing Fees
Packaging
Commissions

*Bunch Bikes is currently hedging against international trade policy impact on COGS partially by passing price increases and partially by pivoting its supply chain outside of targeted countries like China

Income Statement ($ in actuals)		2023A	2024A	2025P	2026E	2027E
B2C Sales		$2,318,545	$2,317,410	$2,797,410	$3,133,280	$3,808,944
B2B Sales		-	-	$932,960	$2,099,160	$3,615,220
Total Gross Revenue		**$2,318,545**	**$2,317,410**	**$3,730,370**	**$5,232,440**	**$7,424,164**
% Growth y.o.y.			*0%*	*61%*	*40%*	*42%*
COGS						
Cost of Goods B2C		(1,206,385)	(1,153,760)	(1,398,705)	(1,566,640)	(1,904,472)
Cost of Goods B2B		-	-	(666,133)	(1,498,800)	(2,581,267)
Total Cost of Goods Sold (COGS)		($1,206,385)	($1,153,760)	($2,064,838)	($3,065,440)	($4,485,739)
Gross Profit		**$1,112,160**	**$1,163,650**	**$1,665,532**	**$2,167,000**	**$2,938,425**
% Margin		*48%*	*50%*	*45%*	*41%*	*40%*
Direct Labor						
Direct Labor B2C		(312,263)	(313,272)	(360,866)	(404,193)	(491,354)
Direct Labor B2B		-	-	(171,931)	(386,845)	(666,233)
Total Direct Labor		**($312,263)**	**($313,272)**	**($532,797)**	**($791,038)**	**($1,157,587)**
Contribution Profit		**$799,896**	**$850,377**	**$1,132,734**	**$1,375,962**	**$1,780,838**
% Margin		*34%*	*37%*	*30%*	*26%*	*24%*
Expenses						
Facilities		(142,216)	(158,101)	(49,605)	(52,080)	(54,690)
Marketing & Advertising		(93,918)	(134,770)	(188,750)	(311,875)	(558,063)
Indirect Labor		(222,654)	(277,683)	(304,800)	(368,944)	(472,491)
Other Operating Expenses		(224,900)	(183,129)	(305,890)	(386,154)	(493,113)
Total Operating Expenses		**($683,687)**	**($753,683)**	**($849,046)**	**($1,119,059)**	**($1,578,356)**
Net Operating Income		**$116,210**	**$96,694**	**$283,689**	**$256,903**	**$202,482**
% Margin		*5%*	*4%*	*8%*	*5%*	*3%*
Interest Expense		(75,376)	(73,580)	(49,110)	(45,497)	(44,617)
Other Income / Expense		(55,636)	(49,207)	-	-	-
Taxes	20%	-	-	(46,916)	(42,281)	(31,573)
Net Income		**($14,801)**	**($26,093)**	**$187,663**	**$169,125**	**$126,292**
EBITDA (Unadj.)		**$116,210**	**$96,694**	**$283,689**	**$256,903**	**$202,482**

	2023A	2024A	2025P	2026E	2027E
Total Marketing Spend	$541,471	$596,582	$799,440	$1,066,973	$1,523,666
Marketing Return (MER)	4.3x	3.9x	4.7x	4.9x	4.9x
Implied Enterprise Value	$6,955,635	$6,952,230	$11,191,110	$13,081,101	$16,704,370
EV/Revenue	3.00x	3.00x	3.00x	2.50x	2.25x
EV/EBITDA	59.9x	69.8x	96.3x	112.6x	143.7x
EBITDA Margin (%)	5%	4%	8%	5%	3%
yoy Revenue Growth	-	(0.0x)	0.6x	0.4x	0.4x
Gross Profit (%)	48%	50%	45%	41%	40%
Cash	$175,474	$285,784	$1,211,931	$1,412,934	$1,182,896
Credit Stats					
Total Debt	$1,476,970	$1,527,708	$1,386,030	$1,398,768	$1,374,421
Total Debt / EBITDA	12.7x	15.8x	4.9x	5.4x	6.8x
Net Debt / EBITDA	11.2x	12.8x	0.6x	-	1.0x
Enterprise Value Coverage	**4.7x**	**4.6x**	**8.1x**	**9.4x**	**12.2x**

Financial Projections

- Rapid revenue growth with clear expansion strategy.
- Strong cash generation and disciplined expense management.
- Scalable business model with operational leverage demonstrated by decreasing OpEx costs as a % of revenue associated with growth.
- Ability to maintain healthy cash reserves while scaling operations, reducing reliance on external financing for potential capital expenditures in response to changing external trade policies or supply chain demands.

**Forward-looking projections are not guaranteed.*

Transaction

Product

Fueling Our Ride

Use of funds prioritizes product development, marketing, establishing wholesale program, and strengthening the balance sheet to increase financial resilience while pushing for growth

$1.2M

Early Bird terms (SAFE with $10MM cap , 20% discount)

General terms (SAFE with $12MM cap, 0% discount)



5%
Development
11%
Debt Repayment
28%
Digital Marketing
27%
Grow Wholesale Program
12%
Cash to Balance Sheet
22%

Hop on Board

Bunch Bikes has already made a significant impact on your family's life. Now, help us spread that joy to others.

Why Invest:

- **Support Innovation:** Help us bring more innovative and family-friendly bikes & accessories to market.
- **Drive Change:** Contribute to a more sustainable future by reducing reliance on cars and normalizing family biking.
- **Be Part of the Journey:** Your investment gives you a stake in our mission and a voice in our future. Contribute your insights to shaping the growth of family biking and the direction of Bunch Bikes.



VIP Exclusive
The first $350k invested will receive favorable terms exclusively for you, our most loyal customers!
bunch

Ready to make a difference? Invest today and join us in making family biking a mainstream family transportation choice across North America.

INVEST TODAY AT WEFUNDER.COM/BUNCH.BIKES

Appendix

"Life's Better With A Bunch Bike"

★★★★★
I'm obsessed.
My family of five got our Bunch Bike in August and we have loved every mile we've ridden since (650 and counting). My kids love our "European Minivan," and they are eager to hop in whenever we need to travel to school, the grocery store, extra-curricular activities, etc. As the cyclist, the bike provides the perfect amount of exercise... enough to keep me moving but not enough to sweat. The kids are also getting more exercise because they can easily run/scoot/bike next to me. I also love seeing my little city at a slower pace. I notice so much more and am exploring new neighborhoods every week. Riding a bike gives me so much joy, and my Bunch Bike lets me keep it up as a busy mom. I also appreciate the added stability of a three-wheel bike, especially in the rain and occasional ice. Last but not least, I like that I'm helping the planet by not driving as much and helping to build a movement of more female cyclists. This bike has been life changing.

★★★★★
Life's better with a Bunch Bike and a Labrador
We are having the most fun you can have riding a Bunch Bike with my best friend Shelby [my service dog.] She goes everywhere with me now because of the Bunch Bike. We're either in the truck or riding around on the Bunch Bike. We've been downtown on Main Street, at the mall (Security allows me to ride the bike inside the mall) and at our local park enjoying time together. I've been asked a lot of questions about the bike. Did I make it? Where can I get one of those? Its been a showstopper for sure when we're inside the mall. And of course, Shelby enjoys all the attention when we stop and answer questions. Looking to ad a few accessories in the coming days and we're having a absolute blast.

★★★★★
We are a bike family now!
So happy with our Bunch bike for so many reasons. Customer service is the BEST. Their inclusion program is wonderful. This bike has changed the way our family enjoys the outdoors! I look forward to school drop off and pick up, park trips are easier than ever and my two littles can go with their sister and I nearly anywhere on our bikes now. So special!

★★★★★
Car Replacer
Finally invested in a cargo bike this summer after talking about it for 5+ years. After riding 2 wheel options in Europe, I was nervous about getting a trike, but I'm so happy I went with a Bunch. I bought it to transport our dogs, but have found myself using it for everything. After about a month, I've replaced all my around town car trips with this bike. The Bunch team was great to work with and added many cute additions after I mentioned our dogs in the order notes. It arrived fully built and charger and hit the road 5 mins after unboxing. So far, on our local roads, it's been handling fine at ~15mph. My gf rides in the box and has mentioned it's a bit bumpy, but part of that could be our roads. The dogs like to chase bikes more than ride in them, but we're training them to enjoy sitting in it and it's improving. It is such a mood boost to run errands on, listening to reggae and getting plenty of smiles/comments from neighbors, other pedestrians, and even people in cars. If you're teetering on whether to invest in one or not, I recommend doing it.

★★★★★
My new mini van!
I love the Bunch Bike! I have two children. During covid I managed to drop them off at daycare/school with walking and using a bike trailer. Drop offs require navigating a very busy intersections, so I'm not comfortable with them riding themselves. We bought a long-tail cargo bike from another company. My spouse loves it, but I do not feel stable on it. I've tipped over a few times. Queue the Bunch Bike (Trike).

I've had it for two weeks now, and not looking back! This will be my new vehicle. It's so zippy if you need it, but also able to cruise without pedal assist.

I have theft-deterrents. The Cafe lock alone should deter theft, as it would require clipping every spoke to be able to take it, but I also have the heavy-duty Kryptonite chain and U-lock, and feel comfortable taking it anywhere.

If you are looking into a stable, zippy, crazy-awesome cargo bike, this is the winner.

★★★★★
Best purchase of the year!
I don't often leave reviews- I am a very busy mom with 4 kids, one of whom has special needs. Just don't have time for reviews... but this bike deserves 5 stars and songs of praise. I love love LOVE biking around town with my children, including by 11 month old and my 3 year old special needs child. We live in a very hilly city, and the battery assist is amazing. Because it has 3 wheels, balancing isn't an issue and it feels very safe with my children. Only issue we have is with the rain cover's zippers- communication with Bunch's customer service has been stellar up to this point, and I imagine it will continue so as the rectify the issue.

★★★★★
Absolutely Love Our Bunch Bike!
As a small home preschool, our Bunch Bike has been an absolute game-changer! The kids love our field trips, and this bike makes every adventure so much more exciting. Whether we're riding to local parks, nature trails, or just exploring the neighborhood, the safe, sturdy design keeps our little explorers secure and happy the whole way.

The ordering process was seamless, and the customer service team was incredibly helpful in answering all our questions. When the bike arrived, it was fully assembled and ready to roll—we were out on our first ride the same day!

If you're considering a Bunch Bike for your family, daycare, or preschool, go for it! It's an investment in adventure, community, and pure joy on three wheels. 🚲✨

★★★★★
Endless family FUN!
We couldn't wait for our bunch bike to arrive! It has been super fun to ride and our kiddos love it! The pedal assist helps for those hills or extra long rides that I need a little push for. It's been a great way for us as a family to enjoy the outdoors... trips to the grocery store, parks and restaurants close by. I have even picked my son up from school with his brother in the bike. Also, all the Bunch Bike staff is super helpful & responsive when we first got the bike and I had some questions. Can't recommend this bike enough! :)

★★★★★
Best Decision EVER!!!
We are a super thrifty family, especially when it comes to our bikes. We have never purchased a new bike, and because of that really sat on this decision. After many gracious customer service emails with the Bunch team we decided to go for it! I was already riding with our kids, on a long tail bike. The Bunch has proven to be an extraordinary investment in our lives. It not only easily gets our kids to school and childcare each day with ease, but also is perfect for me to store all of my belongings for my days at work. Something no other bike could do, store our kids and all our stuff! It is perfect for grocery shopping and so much more. Our 1 year old grabs her boots and jacket each morning ready to get on the bike! You can say we are all in love! Thank you for making such a perfect product!

★★★★★
It Works!!!
My son loves his new Bunch bike. When we go for a ride he says 'My Favorite'. We used to ride our bikes all over town and even to the next town, about 13 miles round trip. However, he has Down Syndrome and had a scare one day while riding on his bike and refused to ever get on a bike again. I tried for several years to find a bike that I could get him on or into. We tried tandems, cargo bikes and even a bike with a side car with no success. Climbing onto or up over the side and into the bike was enough to set him off. Then I saw a Bunch bike parked at the University on one of our walks. I went to the Bunch website and saw that there is an option for a door on the front and thought that might work. I made contact and they arranged for a test ride even sending a door panel to a local Bunch owner so that I could try it out with him. Well it worked! At present we are doing short rides, 5-7 miles around town when the weather permits but hope this summer to be back riding the bike path to the next town and getting an ice cream or doughnut like we used to do before riding back home.

★★★★★
A bike that doesn't hurt my back!
This bike is a second car for our family. We've had it for a 3 weeks and put 26 miles on it and have not had to recharge the battery yet. We have mostly kept it in the eco mode. The kids LOVE riding in it. I've taken up to 2 kids at once and it was great. I love that the three wheels and e-assist take away the challenges that usually cause my back to hurt. I'm a sturdy gal (250 lbs) and feel very supported and secure on this bike. I also like to wear dresses, and so far that has been easy to do with the step through and chain cover. The brakes are awesome, and gear shifting is super simple. If physical limitations and lack of experience are holding you back, give this bike a try.

★★★★★
Sheer joy on wheels!
A Bunch bike is simply an investment into joy on wheels! Riding it puts me into such a good mood, which rubs off onto my four young kiddos, making ordinary excursions into such amazing outings. I love knowing that every mile we ride is one less mile of wear and tear on my car and that perhaps one day we will be riding enough to help decrease the our carbon footprint. In the meanwhile, we have the support from one of the best companies I've ever had the privilege of interacting with - and don't even get me started with the Bunch family community!!! Come join us!!!

★★★★★
Gets you into shape and your kids out of the house!
This bike is perfect for increasing activity for the entire family. We all need to get off our devices and this bike encourages family togetherness and increased physical activity. It is a great quality bike and the customer service is excellent. So easy to use and the kids love it. Highly recommend!

★★★★★
Daily Life Changer
Living in Europe and being used to driving around our cargo bike everywhere, we were so happy to discover Bunch Bikes. We absolutely love ours, which makes getting around the neighbourhood so much easier and fun. Stylish design, flawless technology and a sustainable way of going from A to B. I hope this method of transport is taking off in the US!

★★★★★
Absolutely the best decision I ever made!
We sold one of our cars and invested in a bunch bike. Our weekend adventures are so much fun! Our tiny humans and fur babies LOOOOVE IT! Especially where we live in Colorado there are trails for days and plenty of places to explore. If you are thinking about it I HIGHLY recommend!

★★★★★
Our new favorite thing!
We absolutely love our bunch bike! I thought we would stop using it as in the fall like we did with all our other e-bikes but we have gotten so much fall and even winter use here in Utah because of the rain cover and trike style. It's easier to ride in snow and my kiddo stays warmer and doesn't deal with wind chill. It's amazing and such a worthy investment.

★★★★★
Ditch the car and chat with your little peeps!
We commute to and from school with our little family, and can pick up friends and family along the way. It's just so fun, period. Super easy to ride and so adorable to chat with all the kiddos while we zip around town getting fresh air, running errands and getting exercise for the driver! If you're not sure, just do it, you won't regret it! It makes the day that much more fun for everyone!

...and lives are being changed

★★★★★
Life changer!

★★★★★
Life changing
We couldn't love our bunch more. The kids prefer it to taking the car. It feels like Disneyland everyday. It has completely changed our lifestyle and quality of life in such positive ways. The customer service

★★★★★

Dad, let's go!!

I purchased the Original bunch bike electric after I had a bad bike accident a year ago. I love riding with my 4 young kids and was worried I would not have the chance again. We love the bike. It's cold up there in Ohio so the rain cover is very useful to get us out every possible chance we get. Kids love it, only complaint is the box can be a bit bumpy for the passengers. They love looking around and it is so much easier to hear them in front of me. Thanks bunch for making this possible for our family.

★★★★★

Bike is great for us and service even better

We purchased this bike after a brain injury limited my wife's ability to ride on her own. Bunch talked me thru options, providing excellent pre- and post-sale service. I appreciate the focus on inclusion for people with special needs.

We have been enjoying it for about six weeks and are very happy. She and I can easily ride with our 60 pound pooch. And, it's a hit with the grandkids.

Glad we found the "bucket bike" and their team.

★★★★★

Best Cargo eBike to transport kids

Due to a medical condition, I cannot operate a car, so this is my car, and I praise God for it. For the first time in my life, I can bring my kids places and do errands for the family.

I got the 6-seater, but I would recommend getting the 4-seater. I didn't realize that the weight limit would restrict having 6 kids sitting in it, unless they are all small. The extra space is nice, but in my assessment, not worth the price jump. Still a great purchase though!

★★★★★

Best purchase I ever made!

I have a child with Down Syndrome. My family loves to be physically active but one parent was always left out because she can't ride a bike yet. I decided to purchase this bike not only for her but also for the small at home daycare center that I run out of my home. It is probably one of the best purchases I have ever made! We ride up to school, the neighborhood playground, and throughout my neighborhood. Everyone stops and asks where we purchased!

I was a little hesitant if I could pedal all of the weight. I have never tried an electric bike before but bunch bikes makes this super easy. Even with 4 toddlers in the basket, I am able to use the pedal assist and it feels like I am on flat ground the entire ride! I have only had the bike a little over a week and already put 25 miles on it! The kids beg me to take them out for a spin daily! My husband just ordered an electric bike for himself so that he can keep up with us through the neighborhood!

★★★★★

Freedom here we are

Thanks to our bike, I can now go up hill and have a wonderful time in the forest (Mount Royal in Montréal) with our 12 y old shepherd with stop and go / in and out bits for him to run just the right amount (4pm), come back downtown and easily park in front of grocery store and get all I need (no more parking hassle and it's free; there is room for a cooler; 4:45pm), get in time to daycare and see a delighted toddler jump in for a cool ride to the playground and picnic (5:30pm) and finally get everyone back home happily tired by 7pm. We named our bike 'Belly Bunch' because it does have a big belly that can fit a lot of things. Very grateful to the company for designing such a good product. It's unbelievable easy to ride, park, and handle. Thank you Bunch!

★★★★★

Car replacement

We bought this bike in order to avoid buying a 2nd car. It's now become my "car" during the week and we only drive our minivan when the whole family needs to go somewhere!

My kids love it and the rain cover keeps them warm and dry. There's plenty of room for groceries, library books, or packages to drop off at the UPS store! I love that it helps me to be a bit more active every day.

★★★★★

The best thing I have ever purchased

I live in NYC and was spending 2+ hours each day riding the bus with my two kids. In light of the pandemic (and my toddler's frustration), we saved up and purchased a Bunch. I cannot put into words how much I love this bike. Zooming through Central Park together, we feel FREE in a way that we never would have experienced had we purchased a car. We have ridden 134 miles in two weeks. It's life changing. Before the Bunch, we were contained to a 20 block radius around our apartment. Now, we can go anywhere. This bike is so much better than I imagined, and I had the highest of expectations. Smooth ride, practical and beautiful design, kind team members... the best purchase we have ever made. We are so, so, so happy!

★★★★★

Accessible Cargo ETrike

We love our bunch bike! After researching and testing etrikes I quickly started looking at cargo bikes. We ended up ordering my bunch bike within 24 hours and have been using it every day since it arrived!

As a mother with paralysis I love the ability to cycle with my atrophied legs and be able to sit up high and get my children outdoors. From school carpool lane to the splash pad it's perfect for my small family and even picking up friends. 110% sastisfaction!

★★★★★

So Excited

We worked hard, and even fund raised to get the Bunch bike. Our son has Down Syndrome and loves riding! Unfortunately, he hasn't been able to master a bike by himself, and he has outgrown child carrying devices (trailers, etc.). A cargo bike is our best long term solution. We researched many and test drove one (2 wheel) cargo bike(s). Bunch was the best value and easier to haul a heavy load than the 2 wheel cargo bike. Even though it's very cold outside where we live, we have been out several times and he LOVES it (we do too). We can't wait for the weather to warm up so we can ride every day. I also want to mention that the costumer support we have received from questions answered to resolution of a small problem has been top notch! Thank you Bunch bikes for such a quality product.

★★★★★

Perfect Purchase

I have had my Bunch Bike for only one month and in that time it has completely transformed the way my family and I get around. We put over 100 miles on it already. We use the bike to get to school, shop for groceries, go to the recycling center, visit the playground, go out to dinner and just about anything else you can imagine inside of 10 miles from our home. My kids, aged 7, 3, and 3 all love the bike and they are so happy when we go anywhere on it. Nearly everywhere we go we get compliments. All of the girl's friends want to ride the bike when they come over to our house. I am so thankful we made this purchase for our family. It has gotten us out of the house more often and is keeping my spouse and I in shape as we bike the kids around the neighborhood. This bike is a full car replacement and it costs less than just the options would on a new car.

★★★★★

Amazing ride!

The K-9 Bunch bike is just amazing. Our dog is getting a little older so her range is limited. There's enough room in front for both my wife and our golden retriever. Boy, do we get some looks! Easy to drive, terrific electric set up, just a solid bicycle.

I have a 3 year old and a dog that's 10 (but still going strong). Got this a month ago and it has changed our life. We have a 7 month old too and got the toddler seat and will get him in there soon too. I'm quite confident that in 30 years if someone asks me: If there was one product purchase that you'd call the best, what would be be? Hands down I'll say the Bunch Bike.

★★★★★

Opening doors for mom and 3 daughters

My girls and I adore our bunch bike. I was hesitant at first given the cost but I was determined to find a way to transport my 3 young children as a single mom (NOT relying on our minivan). The 12-month interest free financing cinched the deal for me. I live in the suburbs of Chicago so we've got limited months to use this and we're making the most of it! Since receiving our bike in April, we've racked up close to 300 miles! We use the bike to commute to/from school each day and to explore new trails/destinations on the weekends. The product is high quality as is the customer service. They really want their customers to be happy. My kids are 1, 3, 4.5 years old. I was worried I'd only have a few years for it to be relevant but a local owner reassured me her 10 year old still willingly rides in it. If you enjoy spending time outdoors and "exploring," I highly recommend!

★★★★★

Everyday is a good day with a Bunch Bike!

Getting children outside everyday into nature is an integral part of my programming for my daycare. Before my preschool bike came along we could only go so far with a stroller.
Now our options are endless... the bike brings us joy every single day and so many new places to explore.
When we pass people they can't help but smile.....
The bike is quality and feels well made. Ride is smooth and effortless.
Customer service feels like your chatting to family. Nothing is too much trouble and I'm so happy to be part of the Bunch family.
Thanks guys!

at bunch is world class. Thank you for offering, delivering, and supporting such an amazing product!!!!! If you're on the fence, go for it!!

New adventures with my old dog

I purchased the Bunch Bike K9 Cargo bike to give my aging dog the ability to go on new adventures with me. He's no longer able to hike many miles and I'm an avid cyclist - so the Bunch Bike provided a new opportunity.

Our first outing with the bike was a grand endeavor! We cycled 150 miles along the Great Allegheny Passage trail in October 2022. The bike rolled smoothly along the crushed gravel path. I used the electric assist (rarely up to level 3) and never ran out of battery even on our longest days (40+ miles). The built-in lights even came in handy for some tunnels.

One recommendation - definitely add in more cushions for your dog! I had one thin bed lining the cargo box and after the first day, I could tell my dog was hurting. Either buy the recommended bed or add a few extra cushions for your dog.

★★★★★

BEST GIFT EVER

I recently returned from Denmark... Everyone there was riding around on bikes similar to the bunch bike. My husband mentioned how fun it would be to ride the grandkids around the neighbourhood in that type of bike.
I decided to buy one as a gift for Christmas. I researched all the cargo bikes around - including some foreign ones and decided on the bunch bike. The price and quality are great. Every time we take the bike out people stop us to ask about it. It is easy and fun to ride, the grandkids love it, and its a treat every time they come to visit. This is probably THE BEST gift I have ever given. You will Love it!

★★★★★

Dog, kids and wheelchair, we can still go biking.

I love to bike and it used to feel like I should just take the car if we were taking the dog or a wheelchair. I love how easy it is to still take a bike now!

Inclusion Program

Empowering every family to ride together, regardless of ability.



Custom Adaptive Options

Range of seating and equipment options available for a diverse set of needs.


FREE

No-Cost Provision

Adaptive equipment is provided free of charge.



Community Support

Our Bunch Bike community becomes a built-in support group for families


SERVICE DOG
DO NOT PET
bunch

Sizing Up the Competition

	Nation-Wide Test Ride & Rental Network	Run by Parents	Inclusion Program	UL-2849 Certified	World Class Customer Service	Exclusively focused on Front-Load Family Trikes	Recipient of 'Best of' Industry Awards
bunch	✓	✓	✓	✓	✓	✓	✓
ferla	✗	✗	✗	✗	✗	✗	✗
Integral	✗	✓	✗	✗	✓	✗	✗